Filed pursuant to Rule 424(b)(3)
File No. 333-179641

Grant Park Fund May 2013 Update
June 19, 2013

Supplement dated June 19, 2013 to Prospectus dated April 30, 2013
Class	May ROR	YTD ROR	Net Asset Value	Net Asset Value per Unit
A	-2.8%	-2.1%	$28.6M	$1,191.14
B	-2.9%	-2.3%	$288.6M	$1,001.14
Legacy 1	-2.7%	-1.2%	$4.2M	$865.83
Legacy 2	-2.7%	-1.3%	$9.8M	$853.68
Global 1	-2.6%	-0.9%	$11.5M	$837.52
Global 2	-2.6%	-1.0%	$23.0M	$826.73
Global 3	-2.8%	-1.7%	$205.3M	$766.31
ALL PERFORMANCE REPORTED IS NET OF FEES AND EXPENSES

Sector Commentary
Currencies: The value of the Australian dollar fell compared to counterpart currencies in reaction to optimistic U.S. economic data, which put downward pressure on higher-yielding currencies. The Japanese yen continued in response to the Bank of Japan’s aggressive monetary easing policy.

Energy: Natural gas prices fell 7% during a volatile month. The movement was driven by weak demand which was spurred by moderate temperatures in the U.S. Crude oil prices ended modestly lower, following weak Eurozone economic growth data.

Equities: The S&P 500 posted monthly gains in reaction to positive economic indicators in the U.S. which included improved consumer sentiment, employment, and housing data. In Asia, the Japanese Nikkei 225 and Hong Kong Hang Seng Index declined following the release of weak manufacturing data from China.

Fixed Income: U.S Treasury markets fell as investors liquidated debt positions due to fears the U.S. Federal Reserve may soon begin to taper bond-buying. German Bund marks fell sharply as stock indices in the U.S. and Europe experienced sharp rallies, which put pressure on safe-haven demand in the region.

Grains/Foods: Corn prices fell in May as sustained rainfall in key farming areas supported forecasts for strong yields. Coffee prices tumbled by nearly 6% and reached three and a half year lows as Brazilian output continued to increase.

Metals: U.S. dollar strength caused precious metal markets to continue their price downtrends. Gold and silver dropped by 5.5% and 8% respectively throughout the month. Base metals markets generally registered gains as equity market strength in North America and the Eurozone supported industrial demand forecasts.

Sincerely,

David Kavanagh
President

Daily fund performance and weekly commentaries are available on our website at www.grantparkfunds.com.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS
FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK AND IS NOT SUITABLE FOR ALL INVESTORS
THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE NOR SHALL THERE BE ANY SALE OF SECURITIES IN ANY JURISDICTION IN WHICH AN OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION OFFERING BY PROSPECTUS ONLY.

Account Statement
(Prepared from books without audit)
For the month ended May 31, 2013

STATEMENT OF INCOME
Trading Income (Loss)	Month to Date Total	Year to Date Total
Realized Trading Income (Loss)	$47,100	$4,552,508
Change In Unrealized Income (Loss)	-13,998,830	3,336,968
Brokerage Commission	-312,919	-1,395,977
Exchange, Clearing Fee and NFA Charges	0	-22,608
Other Trading Costs	-450,902	-2,448,753
Change in Accrued Commission	29,693	-16,514
Net Trading Income (Loss)	-14,685,858	4,005,624

Other Income	Month to Date Total	Year to Date Total
Interest, U.S. Obligations	$47,935	$264,222
Interest, Other	49,395	279,156
U.S. Government Securities Gain (Loss)	0	0
Dividend Income	0	0
Total Income (Loss)	-14,588,528	4,549,002

Expenses	Month to Date Total	Year to Date Total
Management Fee	$0	$0
Incentive Fee	-658,304	492,085
Operating Expenses	122,354	647,308
Organization and Offering Expenses	141,710	749,183
Brokerage Expenses	2,750,373	14,578,205
Dividend Expenses	0	0
Total Expenses	2,356,133	16,466,781

Net Income (Loss)	-$16,944,661	-$11,917,779

Statement of Changes in Net Asset Value	Month to Date Total	Year to Date Total
Beginning Balance	$598,944,146	$636,740,049
Additions	2,495,065	14,450,484
Net Income (Loss)	-16,944,661	-11,917,779
Redemptions	-13,443,244	-68,221,448
Balance at May 31, 2013	$571,051,306	$571,051,306

PERFORMANCE SUMMARY BY CLASS
Class	Net Asset Value per Unit	Units	Net Asset Value	ROR – Month to Date ROR – Year to Date
A	$1,191.137	24,052.22519	$28,649,491	-2.83%	-2.07%
B	$1,001.142	288,258.69403	$288,587,867	-2.88%	-2.32%
Legacy 1	$865.826	4,887.71502	$4,231,912	-2.66%	-1.17%
Legacy 2	$853.679	11,499.12330	$9,816,559	-2.67%	-1.26%
Global 1	$837.517	13,699.75542	$11,473,774	-2.61%	-0.95%
Global 2	$826.733	27,857.46555	$23,030,696	-2.63%	-1.05%
Global 3	$766.311	267,855.86022	$205,261,005	-2.76%	-1.74%

To the best of my knowledge and belief the information contained herein is accurate and complete.

__________________________________________________________
David Kavanagh, President
For Dearborn Capital Management, LLC
General Partner of Grant Park Futures Fund, Limited Partnership